VYNE Therapeutics Inc.

685 Route 202/206 N., Suite 301

Bridgewater, New Jersey 08807

November 20, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

RE: VYNE Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-275507

Acceleration Request

Requested Date: November 22, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275507) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, November 22, 2023, or as soon thereafter as is practicable, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084, or in his absence, Minkyu Park, at (212) 479-6588.

[Signature page follows]

Sincerely,

VYNE Therapeutics Inc.

By:	/s/ David Domzalski
David Domzalski
Chief Executive Officer

cc:	Tyler Zeronda, Chief Financial Officer, VYNE Therapeutics Inc.

Brian Leaf, Cooley LLP

Mark Ballantyne, Cooley LLP

Minkyu Park, Cooley LLP